[Letterhead of PokerTek, Inc.]

October 12, 2005

Securities and Exchange Commission	VIA FACSIMILE
100 F Street, N.E.	(202) 772-9368
Washington, D.C. 20549

Re:	PokerTek, Inc.

Registration Statement on Form S-1, as amended (File No. 333-127181)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities and Exchange Commission, PokerTek, Inc., hereby requests that the above-referenced registration statement become effective at 4:30 p.m., Eastern Time, on Thursday, October 13, 2005, or as soon thereafter as may be practicable.

Very truly yours,

/s/ Chris Daniels
Chris Daniels
Chief Financial Officer